

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Frederick W. Driscoll
Vice President, Chief Financial Officer
and Treasurer
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850

> **Re: Novavax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-26770**

Dear Mr. Driscoll:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief